Exhibit G

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)

       Cinergy Corp., a registered holding company ("Cinergy"), and its nonutility subsidiaries, Cinergy Investments, Inc. ("Cinergy Investments") and Cinergy Global Resources, Inc. ("Cinergy Global Resources"), all at 139 East Fourth Street, Cincinnati Ohio 45202, have filed an application-declaration under sections 6(a), 7, 9(a), 10, 12(b), 12(c), 13, 32, 33 and
34 of the Act and rules 43, 45, 46, 53, 54, 58, 83, 87 and 90 thereunder.

       Applicants propose to establish one or more special-purpose subsidiaries to hold Cinergy's direct or indirect interests in any or all of Cinergy's existing and future nonutility businesses (excluding certain existing nonutility interests held by Cinergy's utility subsidiaries) and to engage in various related transactions from time to time through December 31, 2003 ("Authorization Period").

       The requested order is intended to supersede certain Commission orders now in effect, in whole or in part./1/

       Specifically, to the extent not otherwise exempt under the Act, Applicants request authority over the Authorization Period to organize and hold securities of one or more special-purpose subsidiaries (each an "Intermediate Parent") to be formed for the exclusive purpose of acquiring, owning and holding, directly or indirectly (including through one or more additional Intermediate Parents), securities of or interests in, and/or providing services to, any or all of Cinergy's existing and future nonutility associate companies (other than existing nonutility interests held by Cinergy's utility subsidiaries), including Cinergy's interests in:

       1. existing and future exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs" and, together with EWGs, "Exempt Projects");

       2. special-purpose subsidiaries formed pursuant to the Project Parent Order prior to the date of the Commission's order in this proceeding ("EWG/FUCO Project Parents");

       3.   existing and future exempt telecommunications companies
            ("ETCs");

       4. existing and future "energy-related companies" as defined in rule 58; and/or

       5. other nonutility companies in which Cinergy (i) holds an interest pursuant to certain prior orders of the Commission or
            (ii) hereafter acquires (or is authorized to retain) an interest pursuant to one or more (a) orders of the Commission issued in subsequent proceedings or (b) exemptions from the requirement of prior Commission approval subsequently adopted under the Act (collectively, "Authorized Companies" and, together with the companies included in the preceding categories "1" through "4," "Nonutility Companies").

       Any services provided by Intermediate Parents to other Intermediate Parents or to Nonutility Companies would include project development and administrative services and other support services. Without further Commission approval, Intermediate Parents will not provide services to any associate companies other than Intermediate Parents and Nonutility Companies. To the extent not exempt under rule 90(d)(1) or otherwise under the Act, Applicants request an exemption pursuant to section 13(b) from the "at cost" requirements of rules 90 and 91 with respect to the provision of services among the Intermediate Parents and Nonutility Companies. Cinergy Services will continue to provide services to Intermediate Parents and Nonutility Companies pursuant to the Cinergy system nonutility service agreement.

       Intermediate Parents may be wholly- or partly-owned direct or indirect subsidiaries of Cinergy, Cinergy Investments or Cinergy Global Resources. Initial capitalization by Applicants of Intermediate Parents will involve (1) purchases of shares of capital stock, partnership interests, limited liability company member interests, trust certificates or other forms of equity interests; (2) capital contributions or open account advances without interest; and/or (3) debt financing.

       Cinergy will obtain funds for initial and subsequent investments in Intermediate Parents from available internal sources or from external sources involving sales of short-term notes and commercial paper or additional shares of Cinergy common stock pursuant to the Commission's order dated January 20, 1998 in File No. 70-9071 (HCAR No. 26819) ("January 1998 Order")./2/ Cinergy Investments and Cinergy Global Resources will obtain funds for initial and subsequent investments in Intermediate Parents from available cash, capital contributions or loans from Cinergy, or external borrowings or sales of capital stock.

       To the extent that Applicants provide funds to Intermediate Parents which in turn are applied to (1) investments in Exempt Projects or rule 58 companies, the amount of such funds will be included in Cinergy's "aggregate investment" therein, as calculated in accordance with rule 53 or rule 58, as applicable; or (2) investments in Authorized Companies, such investments will conform to applicable rules under the Act (including rules 52 and 45(b)(4)) and applicable terms and conditions of any relevant Commission orders.

       To the extent not exempt under rule 43(b) or otherwise under the Act, Applicants request authority on behalf of themselves and Intermediate Parents and Nonutility Companies to sell to and purchase from each other (but to or from no other associate companies) securities or other interests in the businesses of Intermediate Parents and Nonutility Companies.

       Cinergy also proposes to issue guarantees in respect of Intermediate Parents and Nonutility Companies and certain other subsidiaries of Cinergy. Specifically, to the extent not otherwise exempt under the Act, Cinergy requests authority from time to time through the Authorization Period to guarantee the debt or other securities or obligations of (i) any and all existing and future Intermediate Parents (including Cinergy Investments and Cinergy Global Resources) and Nonutility Companies (excluding Cinergy's investment in Nth Power Technologies Fund, HCAR No. 26562, August 28, 1996), and (ii) Cinergy Services, Inc., Cinergy's service company subsidiary, and the existing nonutility subsidiaries of Cinergy's utility subsidiaries, The Cincinnati Gas & Electric Company and PSI Energy, Inc. - KO Transmission Company ("KO"), Tri-State Improvement Company ("Tri-State") and South Construction Company, Inc. ("South Construction"). The terms and conditions of any guarantees would be established at arm's length based upon market conditions.

       Any guarantees issued and outstanding by Cinergy over the Authorization Period would be subject to the $2 Billion Debt Cap, provided further that (1) any guarantees of Exempt Projects would also conform to the aggregate investment limitation prescribed in the Commission's order dated March 23, 1998 (HCAR No. 26848) in File No. 70-9011 ("100% Order"),
and (2) any guarantees of rule 58 companies would also conform to the aggregate investment limitation of rule 58. The foregoing notwithstanding, any Cinergy guarantees in respect of Cinergy Solutions, Inc. would remain subject to the separate $250 million ceiling prescribed in the Commission's order dated February 7, 1997 (HCAR No. 26662) in File No. 70-8933.

       Finally, to the extent not otherwise exempt under the Act, Applicants request authorization for all of Cinergy's existing and future nonutility subsidiaries - namely, Cinergy Investments, Cinergy Global Resources, any and all existing and future Intermediate Parents and Nonutility Companies (other than Nth Power Technologies Fund), and KO, Tri-State and South Construction - to declare and pay dividends out of capital or unearned surplus to their respective parent companies from time to time through the Authorization Period, where permitted under applicable corporate law and agreements with lenders or other third parties.

       Cinergy states that it is in compliance with all the requirements of rule 54 other than rule 53(a). Specifically, at March 31, 1998, Cinergy's consolidated retained earnings were approximately $977 million and its aggregate investment approximately $546 million (or about 56% of consolidated retained earnings). Cinergy states that this incremental aggregate investment above 50% but not in excess of 100% of consolidated retained earnings is specifically permitted by the 100% Order. With respect to the remaining conditions of rule 54, Cinergy states that it has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

       For the Commission, by the Division of Investment Management, pursuant to delegated authority.

ENDNOTES

/1/Specifically, Applicants propose that upon issuance of the requested order in the present proceeding the following Commission orders be rescinded in their entirety: (1) HCAR Nos. 26376 and 26486, dated September 21, 1995 and March 8, 1996, in File No. 70-8589 (collectively, "Project Parent Order") and (2) HCAR No. 26719, dated May 22, 1997, in File No. 70-9023. Applicants also request that two additional Commission orders be rescinded in part. Specifically, HCAR No. 26723, dated May 30, 1997, in File No. 70-9015 and HCAR No. 26662, dated February 7, 1997, in File No. 70-8933 would be superseded by the Commission's order in this proceeding to the extent that those approvals relate to guarantees issued by Cinergy.

/2/The January 1998 Order authorizes Cinergy to issue and sell from time to time through December 31, 2002, subject to certain terms and conditions,
(1) short-term notes and commercial paper - together with (a) any guarantees issued by Cinergy pursuant to authorization granted in File No. 70-9015 (HCAR No. 26723, May 30, 1997) ("May 1997 Order") and (b) any
debentures issued by Cinergy (together with Cinergy short-term notes and commercial paper, "Cinergy Debt Securities") pursuant to authorization being sought in File No. 70-8993 (HCAR No. 26714, May 2, 1997 (notice)) - in an aggregate principal amount not to exceed $2 billion ("$2 Billion Debt Cap"); and (2) up to 30 million additional shares of Cinergy common stock, plus certain other shares of Cinergy common stock (totaling approximately 867,000) authorized, but not issued, under a prior Commission order.